Exhibit 99.1

Mercurity Fintech Holding Inc. Reports Third Quarter 2020 Financial Results

Beijing, November 27, 2020 /PRNewswire/ -- Mercurity Fintech Holding Inc. (Nasdaq: MFH) today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operating Highlights

•	Q3 2020 GAAP revenues of $41 thousand, compared to $580 thousand in Q3 2019.

•	Q3 2020 GAAP gross profit of $11 thousand, compared to $464 thousand in Q3 2019.

•	Q3 2020 GAAP net loss of $631 thousand, compared to a profit of $396 thousand in Q3 2019.

•	Q3 2020 Non-GAAP net loss of $427 thousand, compared to $396 net income in Q3 2019.

Commenting on the quarter, Ms. Alva Zhou, Chairperson of the Board and Chief Executive Officer, said “As challenges of the pandemic persist and due to our new focus on capturing the opportunity of the digital assets industry, the Q3 2020 operating results reflect the stage of our initial business transition. We are building our team and products to execute this strategic transition.”

Mr. Erez Simha, Chief Financial Officer and Interim President of the company, commented “I joined the company in late August this year because I believe in the tremendous opportunity that the digital assets industry represents. Since I joined, I have been working with our executive teams to analyze our potential addressable markets, forming our business strategy, aligning our product road map and building a team that is necessary to execute it. We have launched and introduced our DeFi platform earlier this month and plan to introduce additional products linked to our DeFi platform in the next few months. We will invest majority of our resources and focus on bringing a comprehensive DeFi offering to the market.”

FINANCIAL RESULTS

Summary of Third Quarter Results:

Revenues for the third quarter of 2020 were $41 thousand compared to $580 thousand in the same period last year. The revenues for the third quarter of 2020 consisted of software development fees earned from a new client who entered into a contract with the company in July 2020. The software development and maintenance contracts signed in 2019 were completed in the second quarter of 2020.

Cost of revenues for the third quarter of 2020 were $30 thousand, compared to $116 thousand in the same period last year. The cost of revenues consisted primarily of the direct cost related to the contract signed in July 2020.

Gross profit for the third quarter of 2020 was $11 thousand, compared to $464 thousand in the same period last year.

General and administrative expenses for the third quarter of 2020 were $644 thousand, compared to $87 thousand in the same period last year. The general and administrative expenses consisted primarily of employee’s costs, office expenses and professional fees. The increase in general and administrative expenses primarily reflected increases in employees’ costs and office expenses as a result of our acquisition of NBpay Investment Limited in March 2020. In the third quarter of 2020, share-based compensation of approximately $204 thousand was included in employees’ costs and professional fees.

Loss from operations for the third quarter of 2020 was $633 thousand compared to income from operations of $377 thousand in the same period last year.

Loss before provision for income taxes for the third quarter of 2020 was $631 thousand compared to an income before taxes of $396 thousand in the same period last year.

Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc. is a non-GAAP measure which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax expenses. Non-GAAP net loss attributable to Mercurity Fintech Holding Inc. for the third quarter of 2020 was $427 thousand compared to a net income of $396 thousand in the same period of last year.

Cash and cash equivalents as of September 30, 2020 were $187 thousand, compared to $435 thousand as of December 31, 2019.

Total shareholders' equity as of September 30, 2020 was $11.2 million, compared to total shareholders' equity of $8.0 million as of December 31, 2019.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S.GAAP"), the Company uses non-GAAP financial measures, including Non-GAAP (loss)/income from continuing operations and Non-GAAP net (loss)/income attributable to the Company, that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax expenses. The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

BUSINESS OUTLOOK

Due to uncertainty as a result of the continued global pandemic and new product development, the Company will not provide a financial forecast for Q4 2020.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360-6428    SOURCE Mercurity Fintech Holding Inc.

MERCURITY FINTECH HOLDING INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended Sepetmber 30,		Nine months Ended Sepetmber 30,
	2020	2019	2020	2019
Revenues
Third parties	$41	$580	$1,433	$610
Total revenues	41	580	1,433	610

Cost of revenues	(30)	(116)	(109)	(153)
Gross profit	$11	$464	$1,324	$457
Operating expenses:
General and administrative	(644)	(87)	(1,400)	(164)
Impairment loss	-	-	(835)	-
Total operating expenses	$(644)	$(87)	$(2,235)	$(164)
(Loss)/income from operations	$(633)	$377	$(911)	$293

Interest income, net	0	0	3	0
Other income/(Expenses), net	2	19	(28)	19
(Loss)/income before provision for income taxes	$(631)	$396	$(936)	$312
Income tax benefits	-	-	-	-
(Loss)/Income from continuing operations	$(631)	$396	$(936)	$312
Discontinued operations:
Loss from discontinued operations	$-	$-	$-	$(1,421)
Net loss	$(631)	$396	$(936)	$(1,109)
Net loss attributable to holders of ordinary shares of

Mercurity Fintech Holding Inc.	$(631)	$396	$(936)	$(1,109)
Net loss per ordinary share
Basic	$(0.00)	$0.00	$(0.00)	$(0.00)
Diluted	$(0.00)	$0.00	$(0.00)	$(0.00)
Weighted average shares used in calculating net loss per ordinary share
Basic	2,388,513,555	1,619,027,948	2,388,513,555	1,619,027,948
Diluted	2,388,513,555	1,619,027,948	2,388,513,555	1,619,027,948

MERCURITY FINTECH HOLDING INC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	Three Months Ended Sepetmber 30,		Nine Months Ended Sepetmber 30,
	2020	2019	2020	2019
Net loss	$(631)	$396	$(936)	$(1,109)
Other comprehensive (loss)/income, net of tax of $nil:				$-
Change in cumulative foreign currency translation adjustment	368	(125)	363	(165)

Comprehensive loss	$(263)	$271	$(573)	$(1,274)

MERCURITY FINTECH HOLDING INC

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	September 30, 2020	December 31, 2019
ASSETS:
Current assets:
Cash and cash equivalents	$187	$435
Accounts receivable	1,964	1,648
Prepaid expenses and other current assets, net	114	8
Amounts due from related parties	660	43
Total current assets	2,925	2,134

Non-current assets:
Intangible assets, net	373	1,208
Goodwill	8,455	5,529
Total non-current assets	8,828	6,737

TOTAL ASSETS	$11,753	$8,871

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accrued expenses and other current liabilities	$520	$836
Amounts due to related parties	30	-
Total current liabilities	$550	$836

TOTAL LIABILITIES	$550	$836

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	$30	$21
Additional paid-in capital	649,063	645,331
Accumulated deficits	(639,304)	(638,368)
Accumulated other comprehensive (loss)/income	1,414	1,051
Total shareholders’ (deficit)/equity	$11,203	$8,035

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,753	$8,871

MERCURITY FINTECH HOLDING INC

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

	Three Months Ended Sepetmber 30,		Nine Months Ended Sepetmber 30,
	2020	2019	2020	2019
Income/(Loss) from continuing operations	$(631)	$396	$(936)	$312
Net loss attributable to Mercurity Fintech Holding Inc.	(631)	396	(936)	(1,109)

Amortization of acquired intangible assets (a)	-	-	-	-
Provision for income tax expenses (b)	-	-	-	140
Share-based compensation (c)	204	-	204	(293)
Impairment loss (d)	-	-	835	-

Non-GAAP (loss)/income from continuing operations (2019 periods (d), 2020 periods (c)(d))	$(427)	$396	$103	$312
Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc.(a)(b)(c)(d)	$(427)	$396	$103	$(1,262)

Notes:

(a)	Adjustment to exclude amortization of acquired intangible assets

(b)	Adjustment to exclude provision for income tax expenses

(c)	Adjustment to exclude share-based compensation

(d)	Adjustment to exclude impairment loss